The Brink’s Company 1801 Bayberry Court, Suite 400 P.O. Box 18100 Richmond, VA 23226-8100 U.S.A. Tel: (804) 289-9600

August 11, 2011

By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:	David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance

Re:	The Brink’s Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-09148

Dear Mr. Humphrey:

I am writing to follow up on the conversation that I had with Juan Migone of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on August 10, 2011.  Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter, dated August 2, 2011, regarding the Staff’s comments to The Brink’s Company’s Form 10-K for the Fiscal Year Ended December 31, 2010.

Following my discussion with Mr. Migone, The Brink’s Company requests an extension to respond no later than August 31, 2011.

We appreciate your cooperation.  Please direct any questions to me at (804) 289-9639.

Sincerely,

/s/ Michael J. McCullough

Michael J. McCullough
Assistant General Counsel
and Corporate Secretary

cc:     Mr. Juan Migone